FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number   0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___ X ___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

Contact: Dan Suesskind
                Chief Financial Officer
                Teva Pharmaceutical Industries Ltd.
                (011) 972-2-589-2840
            George Barrett
                President and CEO
                Teva North America
                (215) 591-3030
            Dorit Meltzer
                Director, Investor Relations
                Teva Pharmaceutical Industries Ltd.
                (011) 972-3-926-7554

FOR IMMEDIATE RELEASE

Teva and Lundbeck Announce European Approval for AZILECT® (rasagiline) 1mg for Parkinson's Disease

Approved for use as monotherapy in early disease and adjunct therapy in moderate to advanced stages

Jerusalem, Israel and Copenhagen, Denmark, February 22, 2005 – Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) and H. Lundbeck A/S announced today that the European Commission issued a Marketing Authorisation valid throughout the European Union for the medicinal product AZILECT® (rasagiline 1mg, once daily), for the treatment of Parkinson's disease (PD) both as monotherapy in patients with early PD and as adjunct treatment in moderate to advanced disease. The companies intend to market the product in various countries across Europe during the second quarter 2005.

Approval for AZILECT was based on data from three large, multicenter, multinational, double-blind, randomized, placebo-controlled clinical studies. These studies in over 1,600 patients demonstrated that AZILECT given once daily was effective, safe and well-tolerated, whether given on its own in the early stages of PD or added to existing therapy in more advanced disease. Patients with moderate-to-advanced PD experienced significant improvements in 'on-off' fluctuations and motor function when AZILECT was added to levodopa and other PD medications.

About AZILECT®
AZILECT is a novel, potent, second generation, highly selective, irreversible inhibitor of monoamine oxidase-B (MOA-B), the enzyme that breaks down dopamine in the central nervous system. Inhibition of MOA-B reverses the depletion of dopamine, which is responsible for the characteristic symptoms of PD – tremor, slowness of movement and rigidity. AZILECT has a side effect profile that is similar to placebo, and data from studies has confirmed its very good tolerability and acceptability for PD patients.

The development of AZILECT is part of a long-term strategic alliance for co-development in Parkinson's disease and European marketing between Lundbeck and Teva.

AZILECT is a joint development of Teva and the Technion – Israel Institute of Technology.

About Parkinson's disease

Parkinson's disease (PD) is a progressive neurodegenerative condition. Symptoms include tremor, slowness of movement, stiffness, gait and posture problems.

As the disease progresses, symptoms worsen and the patient is likely to experience motor complications, including a fluctuating response to treatment. During "on" states, medication works effectively, but during "off" states, which correspond to the medication wearing off between doses, patients experience relatively poor function and mobility.

PD affects men and women equally, and an estimated four million people worldwide suffer from the disease, which typically occurs at a late age. Approximately 1% of the population over the age of 65 suffer from PD. It is estimated that well over one million people in the EU suffer from PD. In 2003, the worldwide market for PD drugs was valued at USD 2.2 billion with approximately 40% of this in Europe.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90 percent of Teva's sales are in North America and Europe. Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,000.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

Contact: Dan Suesskind
                 Chief Financial Officer
                 Teva Pharmaceutical Industries Ltd.
                 (011) 972-2-589-2840
             George Barrett
                 President and CEO
                 Teva North America
                 (215) 591-3030
             Dorit Meltzer
                 Director, Investor Relations
                 Teva Pharmaceutical Industries Ltd.
                 (011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES APPROVAL OF METHYLPREDNISOLONE ACETATE INJECTABLE SUSPENSION

Jerusalem, Israel, February 24, 2005 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that the U.S. Food and Drug Administration has granted final approval for the Company's ANDA for Methylprednisolone Acetate Injectable Suspension, 40 mg/mL and 80 mg/mL in single dose vials.

Teva's Methylprednisolone Acetate Injectable Suspension is the AP-rated generic equivalent of Pfizer's Depo-Medrol® Injection, an anti-inflammatory glucocorticoid for intramuscular, intrasynovial, soft tissue or intralesional injection.

The brand product has annual sales of approximately $41 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
         Name: Dan Suesskind
         Title: Chief Financial Officer

Date: February 24, 2005